BLANK ROME LLP

1271 Avenue of the Americas

New York, NY 10020

Telephone: (212) 885-5147

Facsimile: (917) 332-3028

February 28, 2025

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Place Advisors Trust (the “Registrant”)
Registration Statement on Form N-14

Ladies and Gentlemen:

Attached for filing is the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) in connection with (i) the proposed acquisition by North Square Small Cap Value Fund, a series of the Registrant, of all of the assets, and assumption of all of the liabilities, of Foundry Partners Small Cap Value Fund, a series of Valued Advisers Trust. This Registration Statement is filed pursuant to Rule 488 under the Securities Act of 1933, as amended.

Please contact the undersigned at (212) 885-5147 with any comments or questions.

Sincerely,

/s/ Stacy H. Louizos
Stacy H. Louizos